Exhibit 99.47

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form 40-F of our reports dated February 21, 2025 and February 26, 2024 with respect to the consolidated financial statements of Emera Incorporated as of and for the years ended December 31, 2024 and 2023 and December 31, 2023 and 2022, respectively, included in its Annual Reports on Form 40-F filed with the Securities and Exchange Commission on February 21, 2025 and February 26, 2024, respectively.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Halifax, Canada
May 1, 2025